Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Veris Gold Corp. (“Veris” or the “Company”)

900 – 688 West Hastings Street

Vancouver, B.C. V6B 1P1

Item 2.	Date of Material Change

December 18, 2012

Item 3.	News Release

A news release announcing the material change referenced in this report was disseminated on December 18, 2012 through CNW and a copy was subsequently filed on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

On December 18, 2012 Veris announced that it has closed its previously announced public offering of 7,200,000 units (the “Offering”) of the Company at a price of C$2.10 per unit (“Unit”) for aggregate gross proceeds of C$15,120,000. The Offering was conducted on a best efforts basis pursuant to an agency agreement dated December 6, 2012 between the Company and a syndicate of agents co-led by Haywood Securities Inc. and Casimir Capital Ltd., and includes Global Hunter Securities LLC.

Item 5.	Full Description of Material Change

5.1 – Full Description of Material Change

The Company is pleased to announce that it has closed its previously announced offering of Units of the Company. The Company sold 7,200,000 Units at a price of C$2.10 per Unit representing aggregate gross proceeds of C$15,120,000. Each Unit comprises one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of C$2.35 until December 18, 2016.

The Offering was conducted on a best efforts basis pursuant to an agency agreement dated December 6, 2012 between the Company and a syndicate of agents co-led by Haywood Securities Inc. and Casimir Capital Ltd., and includes Global Hunter Securities LLC. Global Hunter Securities LLC was engaged to offer the Units only in the United States.

The Company intends to use the net proceeds to (i) fund the initial development of Starvation Canyon Mine at Jerritt Canyon, (ii) fund a portion of the additional bonding for future reclamation obligations arising from the current years investment into a second tailings facility, (iii) fund the completion of re-grading existing rock disposal areas at Jerritt Canyon, the final item remaining under the Consent Decree, and (iv) improve working capital and also for general corporate purposes.

5.2 – Disclosure of Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Cameron Paterson, Vice President, Corporate Finance, at (604) 688-9427.

Item 9.	Date of Report

This material change report is dated as of December 18, 2012.